FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

HSBC HOLDINGS PLC
RESIGNATION OF DIRECTOR

HSBC Holdings plc ('the Company') announces that non-executive Director, Paul Walsh, who joined the Board on 1 January 2016, has today informed the Company that he has resigned from the Board with immediate effect to focus on other commitments. He will therefore not be seeking re-election by shareholders at the Annual General Meeting of the Company to be held on 28 April 2017.

The Board of HSBC Holdings would like to express their gratitude to Paul for his important contribution during his tenure.

There are no matters relating to the resignation of Paul Walsh that need to be brought to the attention of shareholders of the Company.

For and on behalf of
HSBC Holdings plc
B J S Mathews
Group Company Secretary

Media enquiries to:

Morgan Bone	+44 20 7991 1898	morgan.bone@hsbc.com
Heidi Ashley	+44 20 7992 2045	heidi.ashley@hsbc.com

Notes to editors:

1. The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
Douglas Flint, Stuart Gulliver, Phillip Ameen*, Kathleen Casey*, Laura Cha*, Henri de Castries*, Lord Evans of Weardale*, Joachim Faber*, Sam Laidlaw*, Irene Lee*, John Lipsky*, Rachel Lomax*, Iain Mackay, Heidi Miller*, Marc Moses, David Nish*, Jonathan Symonds*, Jackson Tai* and Pauline van der Meer Mohr*.

*Independent non-executive Director

2.  HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 4,000 offices in 70 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,375bn at
31 December 2016, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 21 April 2017